                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Western Atlas Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                  957674 10 4
                                 (CUSIP Number)

                         Lawrence O'Donnell, III, Esq.
                           Baker Hughes Incorporated
                          3900 Essex Lane, Suite 1200
                              Houston, Texas 77027
                                 (713) 439-8600
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         957674 10 4

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Baker Hughes Incorporated ("Baker Hughes")
         76-0207995
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)  [ ]
                                                                   (B)  [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         BK; WC; OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) OR 2(E)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                           7        SOLE VOTING POWER
       NUMBER OF                    10,905,763*
         SHARES                  ----------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    0
          EACH                   ----------------------------------------------
       REPORTING           9        SOLE DISPOSITIVE POWER
         PERSON                     10,905,763*
          WITH                   ----------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
                                 ----------------------------------------------
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,905,763*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6%**
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

  * The shares of common stock, par value $1.00 per share ("Western Atlas Common Stock"), of Western Atlas Inc. ("Western Atlas") covered by this item are purchasable by Baker Hughes upon exercise of an option granted by Western Atlas to Baker Hughes on May 10, 1998 and described in Item 4 of this Statement. Prior to the exercise of the option, Baker Hughes is not entitled to any rights as a stockholder of Western Atlas as to the shares of Western Atlas Common Stock covered by the option. The option may be exercised only upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Baker Hughes expressly disclaims any beneficial ownership of the shares of Western Atlas Common Stock purchasable by Baker Hughes upon exercise of the option, because the option is exercisable only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof, and Baker Hughes has no present investment or dispositive power with respect to such shares. If the option were exercised, Baker Hughes would have the sole right to vote or to dispose of the shares of Western Atlas Common Stock issued as a result of such exercise.

** Beneficial ownership percentages set forth herein assume that at May 10, 1998, there were 54,802,834 shares of Western Atlas Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of the option are also deemed to be outstanding for purposes of computing these percentages.



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



                                  Schedule 13D
                                       of
                            Baker Hughes Incorporated

Item 1:  Security and Issuer.

         This Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share ("Western Atlas Common Stock"), of Western Atlas Inc., a Delaware corporation ("Western Atlas"). The address of Western Atlas' principal executive office is 10205 Westheimer Road, Houston, Texas 77042.

Item 2:  Identity and Background

         The reporting person, Baker Hughes Incorporated ("Baker Hughes"), is a provider of products and services to the oil, gas and process industries and is incorporated under the laws of the State of Delaware. The address of Baker Hughes' principle executive office is 3900 Essex Lane, Houston, Texas 77027.

         The names of the directors and executive officers of Baker Hughes and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporation or other organizations in which such employment is conducted, are set forth in Annex A to this Statement and are specifically incorporated herein by reference. Other than Baker Hughes' executive officers and directors, there is no corporation or other person ultimately controlling Baker Hughes.

         (d)-(e) During the last five years, neither Baker Hughes nor, to the knowledge of Baker Hughes, any of the persons listed on Annex A hereto,
(i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

         The Option (as defined below) was granted as an inducement to and in consideration of entering into the Merger Agreement (as defined below) and Baker Hughes' granting a reciprocal option to Western Atlas. Baker Hughes did not pay any cash consideration in respect of the Option and has not purchased any shares of Western Atlas Common Stock thereunder.

         The exercise of an irrevocable option (the "Option") held by Baker Hughes pursuant to a Stock Option Agreement, dated as of May 10, 1998 (the "Stock Option Agreement"), by and between Western Atlas (as issuer) and Baker Hughes (as grantee), for the full number of shares of Western Atlas Common Stock currently covered thereby would require (based on an Exercise Price (as described below) of $98.70 per share) the payment of a maximum aggregate Exercise Price of approximately $1.1 billion.

         If the conditions precedent were satisfied to permit Baker Hughes to exercise the Option and Baker Hughes so exercised the Option, Baker Hughes expects that it would fund its purchase through the use of one or more of the following sources: working capital of Baker Hughes, bank borrowings, other borrowings or the issuance of debt securities.

Item 4:  Purpose of Transaction

         Merger Agreement

         On May 10, 1998, Baker Hughes, Western Atlas and Baker Hughes Delaware I, Inc., a Delaware corporation ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Sub will merge (the "Merger") with and into Western Atlas, and Western Atlas, as the surviving corporation, will become a direct, wholly owned subsidiary of Baker Hughes. In the Merger, each share of Western Atlas Common Stock outstanding immediately prior to the effective time of the Merger will be converted automatically into the right to receive a number of shares of the common stock of Baker Hughes, $1.00 par value per share (the "Baker Hughes Common Stock"), equal to the Exchange Ratio (as defined in the Merger Agreement).

         The closing of the Merger will occur on the first business day immediately following the day on which all of the conditions to the Merger contained in the Merger Agreement have been satisfied or waived or on such other date as Baker Hughes and Western Atlas may agree. The closing of the Merger is conditioned upon approval of the stockholders of both Baker Hughes and Western Atlas as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

        Pursuant to the Merger Agreement, the Certificate of Incorporation of Western Atlas and the Bylaws of Merger Sub will be the Certificate of Incorporation and Bylaws, respectively, of the surviving corporation of the Merger (the "Surviving Corporation"). The directors of Merger Sub and the officers of Western Atlas immediately prior to the effective time of the Merger (the "Effective time") will be the initial directors and officers, respectively, of the Surviving Corporation.

         Pursuant to the Merger Agreement, all shares of Western Atlas Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of shares of Baker Hughes Common Stock as described above. All such shares of Western Atlas Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Each issued and outstanding share of the common stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation. Merger Sub has 1,000 shares of common stock issued and outstanding.

         The Merger Agreement provides for limitations on the solicitation by Western Atlas and Baker Hughes and their respective directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by the other party) with respect to certain types of business combinations and transactions. The Merger Agreement also provides for a termination fee payable to Baker Hughes or Western Atlas by the other if the Merger Agreement is terminated for certain reasons.

         As a result of the Merger, Western Atlas Common Stock will no longer be listed for trading on the NYSE.


Stock Option Agreement

         General. In connection with, and as an inducement to, the execution and delivery of the Merger Agreement, Baker Hughes and Western Atlas entered into the Stock Option Agreement, pursuant to which Western Atlas granted to Baker Hughes an option to purchase up to 10,905,763 shares of Western Atlas Common Stock (or such number of shares of Western Atlas Common Stock as represents 19.9% of the then outstanding shares of Western Atlas Common Stock) at a price per share equal to the lesser of (a) $98.70 ($41.125 multiplied by 2.4) and (b) the Exchange Ratio multiplied by the closing price of Baker Hughes Common Stock on the date of exercise of the option.


         In connection with the execution of the Merger Agreement and the Stock Option Agreement, Baker Hughes and Western Atlas entered into a reciprocal stock option agreement pursuant to which Baker Hughes granted to Western Atlas an option to purchase up to 33,772,146 shares of Baker Hughes Common Stock (or such number of shares of Baker Hughes Common Stock as represents 19.9% of the then outstanding shares of Baker Hughes Common Stock) at a price per share of $41.125 (the last sales price of the Baker Hughes Common Stock on the New York Stock Exchange, Inc. ("NYSE") on May 8, 1998).

         The following is a summary of certain provisions of the Stock Option Agreement.

         Exercise of the Option. The Option will be exercisable, in whole or in part, at any time and from time to time following the occurrence of any event (an "Exercise Event") giving rise to an obligation of Western Atlas to pay Baker Hughes a fee of $50 million pursuant to the Merger Agreement, which obligation arises upon the occurrence of the following events:


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

         (i) Western Atlas terminates the Merger Agreement after the Board of Directors of Western Atlas both

                  (a) determines that proceeding with the Merger would be inconsistent with its fiduciary obligations because Western Atlas has received a third party's proposal that is superior to the Merger Agreement to acquire, or combine with, Western Atlas, and

                  (b) elects to terminate the Merger Agreement prior to the date that the stockholders of Western Atlas have approved the Merger Agreement and the Merger and the stockholders of Baker Hughes have approved the issuance of shares of Baker Hughes Common Stock pursuant to the Merger Agreement, subject to certain conditions;

         (ii) Western Atlas or Baker Hughes terminates the Merger Agreement after both

                  (a) the public announcement of a third party's proposal that is superior to the Merger Agreement to acquire, or combine with, Western Atlas, and

                  (b) a Western Atlas stockholders meeting (including reconvened meetings after adjournments or postponements thereof) has been held, and the stockholders at that meeting failed to approve the Merger and the Merger Agreement; and

         (iii)    Baker Hughes terminates the Merger Agreement after both

                  (a) the public announcement, or receipt by the Board of Directors of Western Atlas, of a third party's proposal that is superior to the Merger Agreement to acquire, or combine with, Western Atlas, and

                  (b) the Board of Directors of Western Atlas has withdrawn or materially modified, in a manner adverse to Baker Hughes, the approval or recommendation of the Board of Directors of Western Atlas or recommended the superior proposal.

     The Option will remain exercisable until the first anniversary of Baker Hughes' receipt of written notice of the occurrence of the Exercise Event (the "Option Term"). If the closing of the purchase and sale pursuant to the Option cannot be effected because of the application of any law, regulation or order of any governmental authority or the NYSE, the date of such closing will be extended to the tenth business day following the expiration or termination of the restriction imposed by such law, regulation or order (but not beyond nine months after the date of exercise).

     Repurchase at the Option of Baker Hughes. At the request of Baker Hughes made at any time and from time to time after the occurrence of an Exercise Event and prior to the earlier of (i) 120 days after the expiration of the Option Term and (ii) 120 days after the conditions to the payment of the additional $150 million fee pursuant to the Merger Agreement have occurred (the "Put Period"), Western Atlas will repurchase from Baker Hughes (a) any unexercised portion of the Option (or any portion that has been exercised but as to which the closing has not occurred) and (b) all or any portion of the shares of Western Atlas Common Stock purchased by Baker Hughes pursuant to the Stock Option Agreement.

         The aggregate price of such repurchase will be equal to the sum of (i) the aggregate exercise price paid for any shares sold; (ii) the excess of the Applicable Price (defined below in this Item 5) over the exercise price paid by Baker Hughes for each share sold; and (iii) the excess of (x) the Applicable Price over (y) the exercise price multiplied by the number of shares subject to the unexercised portion of the Option as to which Baker Hughes is exercising the repurchase right. For purposes of the Stock Option Agreement, "Applicable Price" means the highest of (i) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of Western Atlas Common Stock, (ii) the price per share to be paid by any third person for shares of Western Atlas Common Stock pursuant to the agreement for certain business combination transactions, and (iii) the average of the closing prices of Western Atlas Common Stock during a 10 trading day period (the "Current Market Price").

         Repurchase at the Option of Western Atlas. To the extent Baker Hughes has not previously exercised its repurchase rights, at the request of Western Atlas made at any time during the 120-day period commencing at the expiration of the Put Period, Western Atlas has the option to repurchase from Baker Hughes all (but not less than all) of the shares of Western Atlas Common Stock acquired by Baker Hughes pursuant to an exercise of the Option at a price per share equal to the greater of (i) the Current Market Price and (ii) the exercise price per share in respect of the shares so acquired.

         Right of the First Refusal. Subject to the repurchase rights described above in this Item 4, at any time after the first occurrence of an Exercise Event and prior to the second anniversary of the first purchase of shares pursuant to the Option, if Baker Hughes desires to transfer or dispose of shares or other securities acquired by it pursuant to the Option, it shall make an offer to Western Atlas on the same terms and at the same price at which Baker Hughes is proposing to transfer or dispose of such shares or other securities. If Western Atlas fails or refuses to purchase all of such shares or other securities, Baker Hughes may sell all, but not less than all, of such shares or other securities to the proposed transferee at no less than the price specified and on terms no more favorable than those offered to Western Atlas. The right of first refusal shall not apply to certain dispositions provided for in the Stock Option Agreement.

         Registration Rights. Baker Hughes will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the Option if necessary for Baker Hughes to be able to sell such shares.

         Profit Limitation. The Stock Option Agreement limits the amount of profit that Baker Hughes may be deemed to have received with respect to the Option (which includes the amount of any termination fee paid or payable to Baker Hughes) to $50 million (or $200 million if the condition to the payment of the additional $150 million fee pursuant to the Merger Agreement has been satisfied).

                                    * * * *

         The Merger Agreement and the Stock Option Agreement are filed herewith as Exhibits 7.1 and 7.2, respectively, and incorporated herein by this reference. Any summary of the agreements and transactions described in this Statement are qualified in their entirety by the specific language of the Merger Agreement and the Stock Option Agreement.

         Except as set forth herein, Baker Hughes presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a)-(b) Based upon representations of Western Atlas to Baker Hughes contained in the Merger Agreement, by virtue of having entered into the Stock Option Agreement, Baker Hughes may be deemed to beneficially own 10,905,763 shares, or 16.6%, of the Western Atlas Common Stock. Baker Hughes expressly disclaims any beneficial ownership in these shares because the Option is exercisable only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof, and Baker Hughes has no present investment or dispositive power with respect to these shares.

          (b) Neither Baker Hughes nor, to the best of Baker Hughes' knowledge, any of the individuals named in Annex A hereto, unless otherwise indicated therein, owns any Western Atlas Common Stock.

          (c) Neither Baker Hughes nor, to the best of Baker Hughes' knowledge, any of the individuals named in Annex A hereto, has effected any transaction in Western Atlas Common Stock during the past 60 days.

          (d) So long as Baker Hughes has not purchased Western Atlas Common Stock subject to the Option, Baker Hughes does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Western Atlas Common Stock.

          (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as provided in the Merger Agreement, the Stock Option Agreement or as set forth in this Statement, neither Baker Hughes nor, to the best of Baker Hughes' knowledge, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Western Atlas, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7:  Material to be Filed as Exhibits

7.1 Agreement and Plan of Merger dated as of May 10, 1998, among Baker Hughes, Merger Sub and Western Atlas (incorporated by reference to
         Exhibit 2.1 of the Current Report on Form 8-K of Baker Hughes filed with the Securities and Exchange Commission (the "SEC") on May 20,
         1998).

7.2 Stock Option Agreement dated as of May 10, 1998, between Western Atlas, as issuer, and Baker Hughes, as grantee (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K of Baker Hughes filed with the SEC on May 20, 1998).



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:  May 20, 1998                  By:  /s/ Lawrence O'Donnell, III
                                          -----------------------------------
                                          Lawrence O'Donnell, III
                                          Vice President and General Counsel
                                          of Baker Hughes Incorporated

                                                                         ANNEX A



                       DIRECTORS AND EXECUTIVE OFFICERS
                         OF BAKER HUGHES INCORPORATED

     For each director and executive officer of Baker Hughes, the following table sets forth the name, business address and present principal occupation or employment and the organization in which such employment is conducted. Unless otherwise indicated below, each such person is a citizen of the United States of America, the business address of each such person is c/o Baker Hughes Incorporated, 3900 Essex Lane, Suite 1200, Houston, Texas 77027, and each listed position is with Baker Hughes.


                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                       BUSINESS ADDRESS
----                           -------------------------------------------
Max L. Lukens              Chairman of the Board, President and Chief Executive
                           Officer.

Lester M. Alberthal, Jr.   Director. Mr. Alberthal serves as the Chairman of
                           the Board and Chief Executive Officer of Electronic
                           Data Systems Corporation, an information technology
                           service company. His business address is Electronic
                           Data Systems, 5400 Legacy Dr., Plano, Texas
                           75024-3199.

Paul M. Anderson           Director. Mr. Anderson serves as President and
                           Chief Operating Officer of Duke Energy Corporation,
                           a diversified energy company. His business address
                           is 5400 Westheimer Court, Houston Texas 77056.

Victor G. Beghini          Director. Mr. Beghini serves as Vice Chairman -
                           Marathon Group, USX Corporation and as the President
                           of Marathon Oil Company, an oil and gas exploration
                           company. His business address is Marathon Oil
                           Company, 5555 San Felipe, Houston, Texas 77056-3128.

Eunice M. Filter           Director. Ms. Filter serves as the Vice President,
                           Treasurer and Secretary of Xerox Corporation, an
                           office equipment provider. Her business address is
                           Xerox Corporation, 800 Long Ridge Rd., Stamford,
                           Connecticut 06904-1600.

Joe B. Foster            Director. Mr. Foster serves as Chairman of the Board
                         and Chief Executive Officer of Newfield Exploration
                         Company, an oil and gas exploration company. His business address is Newfield Exploration Company, 363
                         N. Sam Houston Freeway, Suite 2020, Houston, Texas
                         77060-2409.

Richard D. Kinder        Director. Mr. Kinder serves as the Chairman and Chief
                         Executive Officer of Kinder Morgan Energy Partners,
                         L.P., which owns and operates pipeline systems. His business address is Kinder Morgan Energy Partners,
                         L.P., 1301 McKinney, Suite 3450, Houston, Texas 77010.

John F. Maher            Director. Mr. Maher is the retired President and Chief
                         Executive Officer of Great Western Financial
                         Corporation, a financial services company. His business address is 650 North Sepulveda Boulevard,
                         Los Angeles, California 90049-2108.

James F. McCall          Director. General McCall serves as the Executive
                         Director of the American Society of Military
                         Comptrollers. General McCall also serves as the Chairman of the Board of Enterprise Bancorp Inc. and
                         Enterprise Federal Savings Bank. His business address is American Society of Military Comptrollers, 225
                         Reinekers Lane, Suite 250, Alexandria, Virginia 22314.

H. John Riley, Jr.       Director. Mr. Riley serves as the Chairman, President
                         and Chief Executive Officer of Cooper Industries,
                         Inc., a diversified manufacturer. His business address is Cooper Industries, Inc., Texas Commerce Tower, 600
                         Travis Street, Suite 5800, Houston, Texas 77002.

Charles L. Watson        Director. Mr. Watson serves as the Chairman and Chief
                         Executive Officer of NGC Corporation, a diversified energy company. His business address is 1000 Louisiana, Suite 5800, Houston, Texas 77002.

Max P. Watson, Jr.       Director. Mr. Watson serves as the Chairman, President
                         and Chief Executive Officer of BMC Software, Inc., a computer systems management software company. His business address is 2101 City West Boulevard, Houston,
                         Texas 77042-2827.

David H. Barr            Vice President.


M. Glen Bassett          Vice President.

Joseph F. Brady          Vice President.

James E. Braun                Vice President and Controller.

Matthew G. Dick               Vice President. Mr. Dick is a citizen of the United Kingdom.

George S. Finley              Senior Vice President and Chief Administrative Officer.

Roger P. Herbert              Vice President.

Edwin C. Howell               Vice President.

Eric L. Mattson               Senior Vice President and Chief Financial Officer.

Lawrence O'Donnell, III       Vice President and General Counsel.

Timothy J. Probert            Vice President.

Andrew J. Szescila            Senior Vice President. Mr. Szescila beneficially owns
                              1,000 shares of Western Atlas Common Stock.

Douglas J. Wall               Vice President. Mr. Wall is a citizen of Canada.
